Exhibit 99.1

TeliaSonera to Acquire DataInfo

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 5, 2007--Regulatory News:

    TeliaSonera AB (Nasdaq:TLSN) (STO:TLSN) (LSE:TEE) (HEX:TLS1V) increases its holding in DataInfo Oy to 100 percent from 43.7. DataInfo allows TeliaSonera to offer small and medium-sized enterprise customers in Finland new ways to purchase the IT and communications solutions they need as ready-made service entities. The parties have agreed not to disclose the value of the transaction.

    According to the agreement concluded today, TeliaSonera Finland Oyj increases its holding in DataInfo Oy to 100 percent from 43.7 percent by acquiring the remaining shares in the company.

    TeliaSonera is focusing more strongly on small and medium-sized enterprise customers. DataInfo allows TeliaSonera to offer them new ways to purchase IT and communications solutions as easy-to-use service entities.

    "Companies' demand for service-based, easy-to-use and easy-to-buy entities is growing, and we see significant growth potential in this software-as-a-service, or SaaS, business in our home markets", says Juho Lipsanen, President and head of TeliaSonera's business area Integrated Enterprise Services. "The national and local competence of the DataInfo chain is a strength that we wish to support and utilize more broadly." To the DataInfo chain, deeper cooperation with TeliaSonera represents additional resources and an opportunity to both reach new customers and serve the present customers more comprehensively.

    "As part of TeliaSonera, the DataInfo Solutions chain will be the leading national provider of total communications and IT solutions for SMEs in Finland. Our goal is to help companies to improve their efficiency and productivity by means of service-based solutions," says Jorma Maaninka, Chairman of the Board of Directors of DataInfo Oy and head of TeliaSonera's SME business in Finland.

    DataInfo Oy DataInfo Oy is a Finnish service provider established in 1989. It specializes in the implementation of information, communication and office solutions, and its main target group consists of small and medium-sized enterprises and public corporations. DataInfo Oy belongs to the DataInfo Solutions chain. Its operations include both DataInfo Oy's own business in five key locations and the DataInfo Solutions business of independent entrepreneurs that are members of the DataInfo chain. The chain has 29 outlets throughout Finland. The net sales of the chain amount to over EUR 120 million, and the companies belonging to the chain employ over 300 experts.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

    This information was brought to you by Cision
http://newsroom.cision.com

    CONTACT: TeliaSonera
             Press Office +46-(0)8-713 58 30
             or
             DataInfo Oy
             Jorma Maaninka, Chairman of the Board, +358 40 3022429